FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated January 31, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BUSINESS ACTIVITIES

In a market still characterized by high liquidity and reduced margins, SEK once more set records in concluded financial transactions with customers. Such financial transactions increased by 47% compared with the previous year to Skr 63.9 billion.

New customer financial transactions:

(Skr billion)	2006	2005
Credits to corporates	27.7	13.0
Credits to the public sector	15.8	12.1
Credits to the financial sector	13.4	12.4
Syndicated customer transactions	7.0	6.0
Total	63.9	43.5

Credits to corporates (including export credits) represented the largest share, as well as the largest increase among credits. Export credits amounted to Skr 18.6 billion (11.3), a reflection of the successful Swedish exporting industry. The largest new credit was an export credit agreement with the state of Pakistan, regarding financing of a purchase of an air-born supervision system from SAAB. Further, SEK has financed Ericsson’s export of telecom equipment to, among others, Tunisia, Kazakhstan and Russia.

SEK continues to be active in the field of infrastructure finance, both as a lender and as an advisor. Credits to Swedish municipalities for infrastructure projects remain on a high level. Many of these projects include measures to improve environmental factors. The municipalities of Södertälje, Helsingborg, Borås and Sandviken are noticed among the customers.

SEK has continued to offer credits to small and medium sized enterprises (SME’s). During 2006, SEK signed co-operation agreements with Sparbanken Finn and Sparbanken Gripen concerning credits to SME’s. In this area SEK also expanded its advisory activities.

The total amount of credits outstanding and credits committed though not yet disbursed increased to Skr 113.0 billion at year-end (92.3), of which Skr 91.1 billion (78.1) represented credits outstanding. Of credits outstanding, Skr 9.1 billion (10.3) represented credits in the S-system.

The aggregate amount of outstanding offers for new credits totaled Skr 25.8 billion at year-end (36.8).

Borrowings

SEK’s long-term new borrowing during the year amounted to the equivalent of Skr 61.3 billion (52.3) or USD 8.3 billion (7.1).

During 2006 SEK has made two global benchmark transactions; a five-year USD 1 billion issue, and a three-year USD 1 billion issue. These issues were received very well by the investors.

A more detailed description of SEK’s business activities during 2006 will be a part of SEK’s Annual Report.

FINANCIAL HIGHLIGHTS

(Amounts (other than%) in mn)
(* 1 USD = 6.8725 Skr)	2006	2006	2005
	USD*	Skr	Skr
Earnings
Operating profit	79	543.2	498.1
Proposed dividend	—	—	—
Pre-tax return on equity	14.5%	14.5%	14.7%
After-tax return on equity	10.5%	10.5%	10.6%
Customer operations
New customer financial transactions	9,303	63,933	43,475
of which offers for new credits accepted by borrowers	8,283	56,923	37,525
Credits, outstanding and undisbursed	16,448	113,037	92,319
Borrowing operations
New long-term borrowings	8,328	61,278	52,343
Outstanding senior debt	30,073	206,677	188,459
Outstanding subordinated debt	416	2,858	3,255
Total assets	33,350	229,201	207,493
Capital
Capital adequacy ratio	13.8%	13.8%	15.9%
Adjusted capital adequacy ratio	15.0%	15.0%	17.3%

The definition of the Financial Highlights are included in SEK’s 2005 Annual Report (Note 33). Customer financial transactions refer to new accepted credits and syndicated customer transactions.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ), Västra Trädgårdsgatan 11B, P.O. Box 16368, SE-103 27 Stockholm,
Phone +46 8 613 83 00, Corp Id No 556084-0315.    www.sek.se

INCOME STATEMENT

Return on Equity

Return on equity was 14.5 percent (14.7) before taxes, and 10.5 percent (10.6) after taxes, respectively.

Results

Operating profit amounted to Skr 543.2 million (498.1). The increase in operating profit was related mainly to an increase in net interest earnings, due mainly to increased volumes of debt-financed assets. (See below.)

Net interest earnings totaled Skr 797.8 million (759.1). The increase was mainly a result of significantly increased average volumes, however at lower margins. The average volume of debt-financed assets totaled Skr 191.7 billion (165.4), and the average margin of such volume was 0.32 percent p.a. (0.35). The decrease in average margins was due to decreased margins in the credit portfolio as a result of higher margins in old credits that have matured than in the new credits accepted during the year. Margins in new credits accepted have, however, increased somewhat in 2006 compared with 2005.

Administrative expenses totaled Skr 254.0 million (238.4). The increase in administrative expenses was related to activities undertaken in order to secure compliance with new and pending regulations regarding capital adequacy, financial reporting and corporate governance. Costs for new regulations were also included in commissions incurred.

No credit losses were incurred.

BALANCE SHEET

Total Assets and Liquidity

SEK’s total assets at year-end increased to Skr 229.2 billion (207.5). The increase was due mainly to high volumes of new credits. Currency exchange effects related to a stronger Swedish krona negatively affected the Swedish krona countervalue of total assets.

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments are funded through maturity.

There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposures, 67 percent (69) were against banks, mortgage institutions and other financial institutions; 19 percent (16) were against highly rated OECD states; 8 percent (7) were against local and regional authorities; and 6 percent (8) were against corporations.

Capital Adequacy

SEK’s capital adequacy ratio is well above the minimum required by law. SEK also calculates adjusted capital adequacy ratios, with inclusion in the Tier-1 capital base of SEK’s guarantee fund capital of Skr 600 million in addition to the regulatory capital base. At year-end, SEK’s adjusted total capital adequacy ratio was 15.0 percent (17.3), of which 10.6 percent (11.1) represented the adjusted Tier-1 ratio. At year-end, the regulatory total capital adequacy ratio was 13.8 percent (15.9), of  which 9.4 percent (9.7) represented the Tier-1 ratio. The decline in capital adequacy ratio is primarily related to the Tier-2 ratio, which has been negatively affected by currency exchange effects on the Tier-2 capital.

SEK’s mission is to secure access to financial solutions for export and infrastructure. SEK offers a wide spectrum of financial solutions, ranging from standardized loans to innovative and complex financial products. SEK’s operations are based on commercial interests. SEK’s main source of financing is the issuing of bonds on the international capital markets. SEK’s rating from Standard & Poor’s and Moody’s are AA+/Aa1 respectively for long-term debt. For more information, visit www.sek.se

INCOME STATEMENTS

SEK (exclusive of the S-system)	2006		2005
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Interest revenues	7,188.1	7,191.0	5,946.7	5,949.5
Interest expenses	-6,390.3	-6,390.6	-5,187.6	-5,187.8
Net interest revenues	797.8	800.4	759.1	761.7
Commissions earned	26.4	3.1	14.0	4.4
Commissions incurred	-26.7	-22.6	-30.8	-30.0
Remuneration from the S-system	25.4	25.4	22.8	22.8
Net results of financial transactions	3.8	3.8	1.4	1.4
Other operating income	1.5	2.9	0.5	2.8
Administrative expenses	-254.0	-242.3	-238.4	-230.9
Depreciations of non-financial assets	-30.4	-27.9	-29.7	-27.4
Other operating expenses	-0.6	0.1	-0.8	-0.1
Operating profit	543.2	542.9	498.1	504.7
Changes in untaxed reserves	n.a.	49.4	n.a.	11.1
Taxes	-157.6	-170.6	-151.2	-155.5
Net profit for the year	385.6	421.7	346.9	360.3
Earnings per share, Skr (Note 4)	389		350

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	2006	2005
Interest revenues	444.3	384.8
Interest expenses	-458.1	-335.9
Net interest expenses(-)/reveues(+)	-13.8	48.9
Remuneration to SEK	-25.4	-22.8
Foreign exchange effects	1.4	-3.3
Reimbursement from (+) / to (-) the State	37.8	-22.8
Net	0.0	0.0

Quarterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system)	October-	July-	April-	January-	October-	July-	April-	January-
Consolidated Group (Skr mn)	December, 2006	September, 2006	June, 2006	March, 2006	December, 2005	September, 2005	June, 2005	March, 2005
Interest revenues	1,986.4	2,281.3	1,335.8	1,584.6	1,435.9	1,598.8	1,518.4	1,393.6
Interest expenses	-1,783.8	-2,086.2	-1,132.7	-1,387.6	-1,240.3	-1,404.5	-1,332.6	-1,210.2
Net interest revenues	202.6	195.1	203.1	197.0	195.6	194.3	185.8	183.4
Operating revenues	16.7	17.7	10.3	12.5	7.3	10.9	5.2	15.4
Operating expenses	-89.1	-69.7	-79.3	-73.7	-78.4	-69.9	-78.3	-73.2
Operating profit	130.2	143.1	134.1	135.8	124.5	135.3	112.7	125.6
Taxes	-39.2	-41.0	-37.0	-40.4	-38.0	-40.7	-34.5	-38.0
Net profit for the period	91.0	102.1	97.1	95.4	86.5	94.6	78.2	87.6

BALANCE SHEETS

	December 31, 2006			December 31, 2005
	Consolidated	Parent	Of which	Consolidated	Parent	Of which
(Skr mn)	Group	Company	S-system	Group	Company	S-system
ASSETS
Cash in hand	0.0	0.0	—	0.0	0.0	—
Treasuries/government bonds	1,786.7	1,786.7	—	1,902.6	1,902.6	—
Of which current assets	(1,503.1)	(1,503.1)	—	(1,607.9)	(1,607.9)	—
Of which fixed assets	(283.7)	(283.7)	—	(294.7)	(294.7)	—
Credits to credit institutions (Note 2)	14,159.0	14,158.4	3,737.3	11,963.8	12,009.9	4,496.5
Credits to the public (Note 2)	41,975.1	41,975.1	5,394.4	31,429.6	31,429.6	5,854.9
Other interest-bearing securities	156,602.2	156,602.2	—	147,436.9	147,436.9	—
Of which current assets	(117,469.8)	(117,469.8)	—	(109,807.3)	(109,807.3)	—
Of which fixed assets	(39,132.4)	(39,132.4)	—	(37,629.6)	(37,629.6)	—
Of which credits (Note 1)	(39,109.2)	(39,109.2)	—	(37,206.8)	(37,206.8)	—
Shares in subsidiaries	n.a.	118.6	—	n.a.	118.6	—
Non-financial assets	168.5	56.4	—	192.0	78.4	—
Other assets	10,301.6	10,384.3	22.2	10,564.3	10,577.7	1.2
Prepaid expenses and accrued revenues	4,207.8	4,206.9	153.9	4,004.0	4,003.2	148.7
Total assets (Note 3)	229,200.9	229,288.6	9,307.8	207,493.2	207,556.9	10,501.3
LIABILITIES, ALLOCATIONS AND SHAREHOLDERS’ FUNDS
Borrowing from credit institutions	3,245.6	3,255.6	6.0	563.6	573.6	2.3
Borrowing from the public	56.0	58.9	0.0	74.9	77.8	0.0
Senior securities issued	203,375.6	203,375.6	0.0	187,820.1	187,820.1	275.3
Other liabilities	11,359.6	11,408.7	58.2	7,773.9	7,798.6	87.6
Lending/(borrowing) between SEK
and the S-system	—	—	9,083.7	—	—	9,978.8
Accrued expenses and prepaid revenues	3,808.2	3,806.6	159.9	3,879.3	3,878.4	157.3
Allocations	373.7	16.6	—	387.8	17.1	—
Subordinated securities issued	2,857.9	2,857.9	—	3,254.9	3,254.9	—
Total liabilities and allocations	225,076.6	224,779.9	9,307.8	203,754.5	203,420.5	10,501.3
Untaxed reserves	n.a.	1,274.2	—	n.a.	1,323.6	—
Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,126.6	208.3	—	1,165.6	212.1	—
Total non-distributable capital	2,116.6	1,198.3	—	2,155.6	1,202.1	—
Profit carried forward	1,622.1	1,614.5	—	1,236.2	1,250.4	—
Net profit for the year	385.6	421.7	—	346.9	360.3	—
Total distributable capital	2,007.7	2,036.2	—	1,583.1	1,610.7	—
Total shareholders’ funds	4,124.3	3,234.5	—	3,738.7	2,812.8	—
Total liabilities, allocations and shareholders’ funds	229,200.9	229,288.6	9,307.8	207,493.2	207,556.9	10,501.3
COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities
Subject to lending	29.0	29.0	—	27.3	27.3	—
CONTINGENT LIABILITIES	None	None	None	None	None	None
COMMITMENTS
Committed undisbursed credits	21,888.5	21,888.5	14,162.6	15,114.1	15,114.1	9,066.7

Specification of Change in Shareholders’ Funds

Consolidated Group

(Skr mn)	2006	2005
Opening balance	3,738.7	3,391.8
Dividend paid	—	—
Net profit for the year	385.6	346.9
Closing balance	4,124.3	3,738.7

STATEMENTS OF CASH FLOWS, SUMMARY

	2006		2005
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Net cash used in(-)/provided by(+) operating activities	-17,814.8	-17,815.7	-47,812.0	-47,812.0
Net cash used in(-)/provided by(+) investing activities	-6.9	-5.9	-6.0	-4.1
Net cash used in(-)/provided by(+) financing activities	17,821.7	17,821.6	47,818.0	47,816.1
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

Capital Base and Required Capital
According to the capital adequacy requirements of Swedish Law, which conform to international guidelines. However, in addition to the regulated capital base, the adjusted capital adequacy ratios illustrated below are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million.
(Amounts in Skr mn)

I. Capital requirement

	Consolidated Group						Parent Company
	December 31, 2006			December 31, 2005			December 31, 2006			December 31, 2005
		Weighted	Required		Weighted	Required		Weighted	Required		Weighted	Required
	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital
On-balance sheet items	229,201	45,995	3,679	207,493	39,926	3,195	229,289	46,083	3,687	207,557	39,953	3,196
Off-balance sheet items	22,481	4,244	340	18,328	3,622	290	22,481	4,244	340	18,328	3,622	290
Other exposures	n.a.	5	0	n.a.	38	3	n.a.	5	0	n.a.	38	3
Total	251,682	50,244	4,019	225,821	43,586	3,488	251,770	50,332	4,027	225,885	43,613	3,489
Breakdown by category:
A. Riskweight 0%	75,331	—	—	62,784	—	—	75,331	—	—	62,784	—	—
B1. Riskweight 10%	1,459	146	12	5,203	520	42	1,459	146	12	5,203	520	42
B2. Riskweight 20%	107,333	21,467	1,717	111,233	22,247	1,780	107,333	21,467	1,717	111,279	22,256	1,780
C. Riskweight 50%	1,093	546	44	922	461	37	1,093	546	44	922	461	37
D. Riskweight 100%	18,977	18,977	1,517	15,469	15,469	1,238	19,065	19,065	1,525	15,487	15,487	1,239
E. Market exposures	47,489	9,108	729	30,210	4,889	391	47,489	9,108	729	30,210	4,889	391
Total	251,682	50,244	4,019	225,821	43,586	3,488	251,770	50,332	4,027	225,885	43,613	3,489

II. Capital base (A)

	Consolidated Group		Parent Company
	12/2006	12/2005	12/2006	12/2005
Tier-1 capital	4,705	4,241	4,740	4,274
Tier-2 capital	2,239	2,694	2,235	2,690
Of which:
Upper Tier-2	1,787	2,223	1,783	2,219
Lower Tier-2	452	471	452	471
Total	6,944	6,935	6,974	6,964
Adjusted Tier-1 capital	5,305	4,841	5,340	4,874
Adjusted Total	7,544	7,535	7,574	7,564

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company
	12/2006	12/2005	12/2006	12/2005
Total	13.8%	15.9%	13.9%	16.0%
Of which:
Tier-1 ratio	9.4%	9.7%	9.4%	9.8%
Tier-2 ratio	4.4%	6.2%	4.5%	6.2%
Of which:
Upper Tier-2 ratio	3.5%	5.1%	3.6%	5.1%
Lower Tier-2 ratio	0.9%	1.1%	0.9%	1.1%
Adjusted Total	15.0%	17.3%	15.0%	17.3%
Of which: Adj. Tier-1 ratio	10.6%	11.1%	10.6%	11.2%

IV. Specification of off-balance sheet items (B)

							Book value on-balance sheet
Consolidated Group and Parent Company:	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:
December 31, 2006	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts:
Currency related agreements	162,811	4,407	1,128	3,279	5,564	992	751	1,329	2,938	2,865
Interest rate related contracts	159,677	1,277	764	513	4,431	287	901	1,704	1,490	122
Equity related contracts	51,712	5,364	1,443	3,921	3,350	1,964	298	1,026	417	661
Commodity related contracts, etc	6,013	460	10	450	661	194	1	643	6	0
Total derivative contracts	380,213	11,508	3,345	8,163	14,006	3,437	1,951	4,702	4,851	3,648
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	29	29	—	29	—	—
Undisbursed credits	21,888	10,944	—	10,944	—	807
Total	402,130	22,481	3,345	19,136	14,006	4,244
December 31, 2005
Derivative financial contracts:
Currency related agreements	157,551	4,915	2,032	2,883	8,104	1,050	1,653	636	3,225	1,310
Interest rate related contracts	161,317	1,128	599	529	4,204	243	1,326	2,052	838	42
Equity related contracts	42,963	4,279	1,129	3,150	1,502	1,189	104	1,187	368	88
Commodity related contracts, etc	5,500	422	3	419	691	204	1	504	33	—
Total derivative contracts	367,331	10,744	3,763	6,981	14,501	2,686	3,084	4,379	4,464	1,440
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	27	27	—	27	—	—
Undisbursed credits	15,114	7,557	—	7,557	—	936
Total	382,472	18,328	3,763	14,565	14,501	3,622

(A)         The capital base includes the profit for the year 2006.

(B)           In accordance with SEK’s policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES
(Skr billion)

Consolidated Group and Parent Company:

	Total				Credits & Interest-bearing securities				Derivatives, Undisbursed credits, etc.
	December 31, 2006		December 31, 2005		December 31, 2006		December 31, 2005		December 31, 2006		December 31, 2005
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
States	43.9	19	34.8	16	36.3	17	28.9	15	7.6	34	5.9	32
Municipalities	19.1	8	14.8	7	16.7	8	14.5	7	2.4	11	0.3	2
Mortgage institutions	7.3	3	7.4	4	7.3	3	7.4	4	—	—	—	—
Banks	90.7	38	93.8	44	84.8	39	87.2	45	5.9	26	6.6	36
Other credit institutions	62.4	26	44.4	21	57.8	27	40.2	21	4.6	21	4.2	23
Corporations	14.2	6	15.9	8	12.3	6	14.5	8	1.9	8	1.4	7
Total	237.6	100	211.1	100	215.2	100	192.7	100	22.4	100	18.4	100

NOTES

Accounting principles:  The accounting principles described in SEK’s Annual Report for the year 2005 have been applied unchanged.

Implementation of International Financial Reporting Standards:  According to an EU regulation, the consolidated financial statements of companies with listed debt or equity instruments in a regulated market in the EU should be prepared in conformity with the International Financial Reporting Standards (IFRS) that have been endorsed for application in the EU from January 1, 2005. However, according to article 9 of the regulation, EU member states may decide that companies that have issued listed debt securities but not issued listed equity instruments in a regulated market in the EU may start the application of IFRS from January 1, 2007. The Swedish legislation implementing this EU-regulation incorporate this facility, and because SEK has issued listed debt securities, but not listed equity instruments in a regulated market within the EU, its adoption of IFRS has not been compulsory until from January 1, 2007. The financial year 2006 will be the comparative year, and therefore, the opening balance for IFRS will be as of January 1, 2006.

SEK has identified the accounting rules for financial instruments that are contained in IAS 39, IAS 32 and IFRS 7 as the area where the implementation of IFRS will have the highest impact compared to present accounting policies. Specifically, the requirement to measure all derivative financial instruments at fair value and the detailed rules for hedge accounting in IAS 39 will create the most significant changes to SEK’s present accounting policies. The present rules for hedge accounting according to Swedish GAAP differ significantly from the rules in IAS 39.

An internal conversion project for applying IFRS has been in progress during the years 2004 to 2006. The main conversion activities in SEK that are related to the application of IAS 39 have been (a) evaluating the different alternatives for hedge accounting within IAS 39, (b) classifying assets and liabilities in different accounting categories, and (c) preparing administrative systems for the new accounting requirements.

With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply Fair Value Hedge Accounting (FVHA) on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk or credit risk. The other alternative is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss (Fair Value Option, FVO). One main difference between those two methods is that the latter includes changes in credit spread in the fair value measurement which is excluded when applying FVHA. In some instances, Cash Flow Hedge Accounting (CFHA) will be appropriate for SEK.

SEK has chosen hedging strategies for its financial instruments outstanding as of January 1, 2006, and onwards, and classified financial transactions in appropriate accounting categories. For the financial assets, there are mainly four categories available: financial assets at fair value through profit or loss; available for sale; loans and receivables; and held-to-maturity. No financial transactions will be classified in the held-to maturity category. There are only two categories available for financial liabilities: financial liabilities at fair value through profit or loss; and other financial liabilities. Derivatives are always classified as financial assets or liabilities at fair value.

With regard to financial assets, the category loans and receivables will be a main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market can not be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, will be classified mainly as available-for-sale securities. Furthermore, a large part of financial assets that under current standard are classified as held-for-trading will remain under that classification. However, certain financial assets that under previous accounting policies were classified as held-for-trading are in the opening balance under IFRS classified mainly as loans and receivables due to a change in the intention of the investments. The category loans and receivables transactions will be measured at amortized costs. In the case were one or more derivatives is hedging currency and/or interest rate exposures FVHA will be applied. Transactions that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized in a special component of equity. In the case where one or more derivatives is hedging currency and/or interest rate exposures FVHA will be applied. Furthermore, certain transactions classified as loans and receivables will be subject to CFHA.

As for senior securities issued, a major part will be classified as financial liabilities at fair value through profit or loss. Furthermore, a large part of senior securities issued will be classified as other financial liabilities. In the category other financial liabilities transactions will be carried at amortized costs. In the case were one or more derivatives is hedging currency, interest rate, and/or other exposures FVHA will be applied. Subordinated debt will be classified as other financial liabilities and mainly be subject to FVHA.

No quantitative impact studies have been finalized. An increased volatility in profit or loss and in equity related to IFRS can be expected in 2007 and onwards.

Note 1.  Represents credits granted against documentation in the form of interest-bearing securities.

Note 2. In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with principal or interest that is more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 1.0 million (0.0). The principal amount not past due on such credits was Skr 2.9 million (0.0).

Note 3.  The amount of total assets at period-end, Skr 229.2 billion, was approximately Skr 12.9 billion lower than it would have been if the currency exchange rates as of December 31, 2005, had been unchanged.

Note 4.  Earnings per share: Net profit for the period divided by the number of shares.

Stockholm, January 31, 2007

AB SVENSK EXPORTKREDIT
SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe
President

Auditors’ Review Report

To the Board of Directors in Swedish Export Credit Corporation (publ)

Corp Id No 556084-0315

Introduction

We have reviewed this press release for the year ended December 31, 2006. The Board of Directors ant the President are responsible for the preparation and presentation of this press release in accordance with the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies. Our responsibility is to express a conclusion on this press release, based on our review.

Scope of review

We conducted this review in accordance with the Swedish Standard of Review Engagements SÖG 2410 Review of Interim Financial Information performed by the Independent auditor of the company issued by FAR SRS. A review consists of making inquiries primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Auditing Standard in Sweden (RS) and other generally accepted auditing practices. Consequently the procedures undertaken in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions

Based on our review, nothing has come to our attention that causes us to believe that this press release is not prepared, in all material respects, in accordance with the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, January 31, 2007

Gunnar Abrahamson	Per Bergman	Curt Öberg
Authorized Public	Authorized Public	Authorized Public
Accountant	Accountant	Accountant
(Appointed by the		(Appointed by the
Swedish Financial		Swedish National
Supervisory Authority)		Audit Office)

Dividend

The Board of Directors has resolved to propose to the Annual General Meeting that no dividend should be paid.

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on April 24, 2007.

Annual Report

The Company’s Annual Report will be available at  SEK’s web-site www.sek.se in March, 2007.

References herein to “Skr” pertain to Swedish kronor.

The exchange rate on December 31, 2006, was Skr 6.8725 per US dollar (December 31, 2005: 7.9525).

Amounts stated herein relate to December 31, in the case of positions, and the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.

Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.

References herein to “credits” pertain to credits as defined under the “old format”, unless otherwise indicated.

This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions.  Forward-looking statements are based on current plans, estimates and projections.  Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, changes in general economic and business conditions, especially in Sweden, changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ), Västra Trädgårdsgatan 11B, P.O. Box 16368, SE-103 27 Stockholm,
Phone +46 8 613 83 00, Corp Id No 556084-0315.    www.sek.se

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2007

AB Svensk Exportkredit
(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe
Peter Yngwe, President